UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13GA

                  Under the Securities Exchange Act of 1934
                             (Amendment No.2) *

                         Massachusetts Fincorp, Inc.
                         ---------------------------
                              (Name of Issuer)

                    Common Stock par value $.01 per share
                    -------------------------------------
                       (Title of Class of Securities)

                                 57564R-10-8
                                 -----------
                                (CUSIP Number)

                              December 31, 2001
                              -----------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/x/   Rule 13d-1 (b)

/_/   Rule 13d-1 (c)

/_/   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745   (2-95)

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CUSIP No.   57564R-10-8              13G                             Page 2
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1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Massachusetts Co-operative Bank
      Employee Stock Ownership Plan
      IRS ID No. 04-1590123
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)
                                                        (b)
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      State chartered stock savings institution's employee stock benefit plan organized in Massachusetts
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                       5.    SOLE VOTING POWER
NUMBER OF                    30,109.8
SHARES                 ----------------------------------------------------
BENEFICIALLY           6.    SHARED VOTING POWER
OWNED BY                     17,892.2
EACH                   ----------------------------------------------------
REPORTING              7.    SOLE DISPOSITIVE POWER
PERSON                       48,002
WITH                   ----------------------------------------------------
                       8.    SHARED DISPOSITIVE POWER
                             -0-
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      48,002
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.1% of 525,384 shares of Common Stock outstanding as of
      December 31, 2001
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12.   TYPE OF REPORTING PERSON*
      EP
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                     *SEE INSTRUCTION BEFORE FILLING OUT!

                     THE MASSACHUSETTS CO-OPERATIVE BANK
                        EMPLOYEE STOCK OWNERSHIP PLAN

                                SCHEDULE 13G

Item 1 (a)      Name of Issuer:
                Massachusetts Fincorp, Inc.

Item 1 (b)      Address of Issuer's Principal Executive Offices:
                70 Quincy Avenue
                 Quincy, Massachusetts  02169

Item 2 (a)      Name of Person Filing:
                The Massachusetts Co-operative Bank
                Employee Stock Ownership Plan
                Trustee:      First Bankers Trust Company
                              2321 Koch's Lane
                              P. O. Box 3566
                              Quincy, Illinois  62305-3566

Item 2 (b)      Address of Principal Business Offices or, if none,
                Residence:
                70 Quincy Avenue
                Quincy, Massachusetts  02169

Item 2 (c)      Citizenship:
                State chartered stock savings institution's employee stock benefit plan organized in Massachusetts.

Item 2 (d)      Title of Class of Securities:  Common Stock par value $.01 per share

Item 2 (e)      CUSIP Number:  57564R-10-6

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 2001, the reporting person beneficially owned 48,002 shares of the issuer. This number of shares represents 9.1% of the common stock, par value $.01, of the issuer, based upon 525,384 shares of such common stock outstanding as of December 31, 2001. As of December 31, 2001, the reporting person has sole power to vote or direct the vote of 30,109.8 of the shares and shares voting power over 17,892.2 shares. The reporting person has the sole power to dispose or direct the disposition of 48,002 shares of common stock.

Item 5          Ownership of Five Percent or Less of a Class.
                N/A

Item 6          Ownership of More than Five Percent on Behalf of Another
                Person.
                N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                N/A

Item 8          Identification and Classification of Members of the Group.
                N/A

Item 9          Notice of Dissolution of Group
                N/A

Item 10         Certification

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 14, 2002
                     ___________________________________
                                   (Date)

                              /s/ Paul C. Green
                     ___________________________________
                                 (Signature)

                              Committee Member
                     ___________________________________
                                   (Title)

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